Delisting Determination,The Nasdaq Stock Market, LLC,
October 6, 2011, Omega Navigation Enterprises, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Omega Navigation Enterprises, Inc.
(the Company), effective at the opening of the trading session on October 17, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5110(b). The Company was notified of the Staffs determination on July 8, 2011.
The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel.
However, on July 18, 2011,the Company withdrew its request for an appeal. Also on July 18, 2011, the Panel notified the Company that trading in the Companys securities would be suspended on July 19, 201 and that the Staffs delist determination was final as of that date.